 NEWS RELEASE

ELD No. 08-29

TSX: ELD   NYSE-A:EGO

December 15, 2008

Sale of São Bento Mine Completed for US$70 Million

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” or the “Company” or “we”) today announced that we have completed the previously announced sale of our São Bento mine in Brazil to AngloGold Ashanti (“AngloGold”) for US$ 70 million payable by the issuance of 2,701,660 ordinary shares of AngloGold which are freely tradable on the New York Stock Exchange in the form of American Depositary Shares.  The transaction has received all necessary regulatory approvals in Brazil and the Republic of South Africa.

“The transaction is beneficial to both AngloGold and Eldorado and provides the opportunity for the infrastructure in place at São Bento to continue to be utilized.  We are pleased with the timely completion of the sale of São Bento to AngloGold.  This transaction furthers Eldorado as a company with a strong balance sheet, with excellent development projects for internal growth and as one of the lowest cost gold producers in the industry,” commented Paul N. Wright, President and Chief Executive Officer of Eldorado Gold.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China, Greece and the surrounding regions.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Paul N. Wright

Paul N. Wright

President  & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario).  Such forward-looking statements or information include, but are not limited to statements or information with respect to monetizing the AngloGold American Depositary Shares described above, internal growth prospects and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of AngloGold or Eldorado, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in Eldorado’s Annual Information Form and Form 40 F dated March 31, 2008.  Such factors include, amongst others, the following: delays in respect of, or an inability to, monetize the AngloGold American Depositary Shares described above; gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Eldorado’s Annual Information Form and Form 40-F dated March 31, 2008.  Except as required by law, we do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in Eldorado’s reports filed with the securities regulatory authorities in Canada and the U.S

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Eldorado Gold Corporation common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE Alternext  US  (NYSE-A: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax:  604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com